BNP Paribas Group’s ownership change in Shinhan Financial Group

On August 7, 2009, our largest shareholder, BNP Paribas Group, filed a change of share ownership disclosure with the Korea Stock Exchange, announcing they have sold 2,993,860 or 0.63% of our common shares.

As a result, BNP Paribas holds 35,580,379 or 7.50% of our common shares as of August 7, 2009.